August 28, 2025

Gabriel Bruno
Chief Financial Officer
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio, 44117

        Re: Lincoln Electric Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            File No. 000-01402
Dear Gabriel Bruno:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Jennifer Ansberry